Exhibit n.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 15, 2012, with respect to the financial statements and financial highlights and internal control over financial reporting and our report dated August 2, 2012, with respect to the debt obligations and indebtedness included in the Registration Statement and Prospectus of KCAP Financial, Inc. (formerly, Kohlberg Capital Corporation), as amended (File No. 333-183032, effective October 4, 2012), which are incorporated by reference in this Registration Statement on Form N-2. We consent to the incorporation by reference of the aforementioned reports in this Registration Statement, and to the use of our name as it appears under the caption “Independent Registered Public Accounting Firm” in the prospectus incorporated by reference in this Registration Statement.

/s/ GRANT THORNTON LLP

New York, New York

October 4, 2012